March 19, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mark Rakip, Staff Accountant

Re:	Independence Tax Credit Plus L.P. IV Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 29, 2009 Form 10-Q for Period Ended December 31, 2009 Filed February 11, 2010 File No. 033-89968

Dear Mr. Rakip:

This letter is in response to the comments in your letter to Robert L. Levy dated March  9, 2010 with respect to the above referenced 10-K and 10-Q filings for Independence Tax Credit Plus L.P. IV (the “Partnership”).

Form 10-Q for the period ended December 31, 2009

Item 1.  Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 2 – Related Party Transactions, page 8

1.
We note within your discussion of Partnership management fees that without the General Partner’s advances and continued accrual without payment of certain fees and expense reimbursements, the Partnership will not be in a position to meet its obligations.  Please tell us how this reconciles with your statement within MD&A on page 13 that the Partnership has sufficient liquidity to meet existing or reasonable likely future cash requirements over the short and long term excluding the payment of such fees owed to the General Partner.  Further, please tell us what consideration you gave to providing the audited balance sheet of the general partner; refer to Rule 8-07 of Regulation S-X.

MD & A

The Partnership noted the following points in its Liquidity and Capital Resources section of its Form 10-Q for the period ending December 31, 2009, that are relevant to the Staff’s comment:

“The Partnership believes it (and the applicable Local Partnerships) has sufficient liquidity and ability to generate cash and to meet existing and known or reasonably likely future cash requirements over both the short and long term not including fees owed to the General Partner.”

“A working capital reserve at the Partnership level of approximately $201,000, exclusive of the Local Partnership’s working capital, remained unused at December 31, 2009.  The General Partner believes that these reserves, plus any cash distributions received from the operations of the Local Partnerships, will be sufficient to fund the Partnership’s ongoing operations for the foreseeable future not including fees owed to the General Partner.”

“Partnership management fees owed to the General Partner amounting to approximately $1,861,000 and $1,638,000 were accrued and unpaid as of December 31, 2009 and March 31, 2009, respectively.  Unpaid partnership management fees for any year are accrued without interest and will be payable only to the extent of available funds after payments on all Partnership liabilities have been made other than those owed to the General Partner.  Without the General Partner’s advances and continued accrual without payment of certain fees and expense reimbursement, the Partnership would not be in a position to meet its obligations.”

The Partnership believes that, taken as a whole, these statements reflect that as long as the General Partner continues to defer payment of its fees, the Partnership will have sufficient liquidity to meet its current operating expenses.  Note that, as per the partnership agreement for the Partnership, unpaid partnership management fees are to be deferred without interest and will be payable only to the extent that the Partnership has funds available to pay.  Current year partnership management fees may be paid out of operating reserves or refinancing and sales proceeds.  As such the General Partner cannot demand payment of the deferred fees beyond the Partnership’s ability to pay them.  Additionally, the Partnership has previously written off partnership management fees relating to sold properties, which have been accounted for as capital contributions from the General Partner to the Partnership.

In future filings, the Partnership will clarify the disclosure to more clearly reflect that its ability to meet its current operating expenses assumes the continued deferral of fees payable to the General Partner as follows:

“Assuming the General Partner continues to defer the payment of fees as discussed below and in Note 2 to the Financial Statements in Item 1, the Partnership believes it has sufficient liquidity and ability to generate cash and to meet existing and known or reasonably likely future cash requirements over both the short and long term.”

General Partner Financials

In preparing its periodic statements, the Partnership reviewed the requirements of Rule 8-07 of Regulation S-X and concluded that audited financial statements of its General Partner were not required for the reasons noted below.

The Partnership looked to the guidance in Section 2805.8 of the Division of Corporation Finance-Financial Reporting Manual which indicates that general partner financials are not required to be included in periodic filings unless investors are likely to be influenced by the general partner’s financial condition.   We note that, as required, the Partnership included the General Partner’s financial statements in its initial offering prospectus.  In determining that its investors were not likely to be influenced by the financial condition of the General Partner (and, therefore, updated financial statements of the General Partner were not necessary), the Partnership relied on the following:  (i) the fact that limited partner units are not actively traded and (ii) the financial condition of the General Partner does not impact the ongoing operations of the Partnership.  With respect to this latter point, the Partnership notes that its only major recourse obligation is to the General Partner, which, as noted above, is not entitled to payment unless the Partnership has sufficient cash flow to pay such obligations.

If you have any questions or need further information, please do not hesitate to contact me at the number indicated above.  We hope that our responses to the Staff’s concerns are found to be adequate.

Very truly yours,

Independence Tax Credit Plus L.P. IV

By:	Related Independence L.L.C.,
a General Partner

	By:	/s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer, Principal Accounting Officer and Director